Strategic Storage Trust VI, Inc.

10 Terrace Road

Ladera Ranch, California 92694

(877) 327-3485

May 20, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: David Link

Re:	Strategic Storage Trust VI, Inc. CIK: 1852575

Withdrawal of Registration Statement on Form S-11

Filed on January 24, 2025

File No. 333-284487

Ladies and Gentlemen:

This letter constitutes an application pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting Strategic Storage Trust VI, Inc. (the “Registrant”) to withdraw the above-captioned Registration Statement on Form S-11 together with all exhibits thereto (File No. 333-284487), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 24, 2025 (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were issued or sold pursuant to the Registration Statement. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Pursuant to Rule 477(b) of the Securities Act, the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted. The Registrant also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Please provide a copy of the Order to the Registrant’s counsel Michael K. Rafter of Nelson Mullins Riley & Scarborough LLP via email at mike.rafter@nelsonmullins.com. If you have any questions regarding this withdrawal or if you require any additional information, please contact Michael K. Rafter at (404) 322-6627. Thank you for your assistance.

Very truly yours,

Strategic Storage Trust VI, Inc.

By:	/s/ Matt F. Lopez
Matt F. Lopez
Chief Financial Officer and Treasurer